L3Harris Technologies, Inc. (LHX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

To L3Harris Shareholders:

I urge shareholders to vote FOR Proposal 6 at the shareholder meeting,

The proposal asks L3Harris to prepare an annual report on its lobbying.

Resolved, the shareholders of L3Harris request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by L3Harris used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  L3Harris’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of L3Harris shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to L3Harris’s reputation and shareholder value.

L3Harris should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;
2.	L3Harris’s current disclosures are inadequate

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	L3Harris could easily provide details of its lobbying in an annual report to shareholders.

1.	Corporate Reputation Is an Important Component of Shareholder Value
•	L3Harris’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Disclosure Gaps - L3Harris Investors Need a Lobbying Report
•	Information on L3Harris’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. L3Harris fails to provide to a comprehensive lobbying report where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, L3Harris has a broad lobbying footprint.

Federal Lobbying – L3Harris Spends Millions Each Year

•	L3Harris spent $53,271,673 on federal lobbying from 2010 – 2023, and $10,555,000 in 2021 – 2023 alone.

•	In 2020, L3Harris placed tenth among contractors in lobbying spending.[5]

•	L3Harris’ lobbying to get Israeli hacking firm NSO removed from a Commerce Department blacklist has attracted scrutiny.[6]

•	Yet L3Harris fails to disclose its federal lobbying amounts in an annual report to shareholders as requested.

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2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

5 “Defense lobby spending totals for 2020,” Politico, Jan. 29, 2021, at: https://www.politico.com/newsletters/morning-defense/2021/01/29/defense-lobby-spending-totals-for-2020-793059.

6 “A Front Company and a Fake Identity: How the U.S. Came to Use Spyware It Was Trying to Kill,” New York Times, April 2, 2023, at: https://www.nytimes.com/2023/04/02/us/politics/nso-contract-us-spy.html.

State Lobbying – A “Black Hole” for Shareholders

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareholders.[7]
•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[8]
•	To its credit, L3Harris now provides a report on its state lobbying.

3.	The Company We Keep: L3Harris Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[9] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Leaves out Memberships

•	L3Harris’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[10]
•	L3Harris shareholders face a trade association blind spot, as L3Harris fails to disclose a closed limit for its trade association payments. Its 2023 trade association disclosure notes L3Harris belonged to nine trade associations, with four receiving more than $50,000 in dues.[11]

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7 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

8 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

9 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

10 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

11 https://www.l3harris.com/sites/default/files/2024-03/L3Harris-Memberships-with-Trade-Associations-2023.pdf.

•	All a reader can tell here is that these organizations received over $50,000. There is no way for a reader to know whether the Aerospace Industries Association, Association for Unmanned Vehicles, Florida Chamber of Commerce and U.S.-India Business Council received $50,001, $500,000 or $5,000,000 in dues. You don’t know, and that’s the problem for shareholders. It is also unclear whether this disclosure captures payments in addition to dues made to trade associations, or the portions of these payments used for lobbying.
•	For example, L3Harris belongs to the Aerospace Industries Association of America, which spent $1,050,000 on lobbying for 2023. Yet all a reader can tell is that L3Harris gave it more than $50,000 and they used 20% of L3Harris’s dues for lobbying. Did L3Harris give the Aerospace Industries Association $100,000 with $20,000 used for lobbying, $500,000 with $100,000 used for lobbying, or $1,000,000 and $200,000 for lobbying? Without disclosing the amounts, there is no way to know. A reader cannot tell if L3Harris is potentially hiding very large payments which are being used to influence public policy.
•	And L3Harris’s disclosure leaves out memberships in major trade associations that lobby, including the Alliance for Telecommunications Industry Solutions, the General Aviation Manufacturers Association, the Information Technology Industry Council and the Telecommunications Industry Association.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	L3Harris’s disclosure leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[12] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[13]
•	The January 6th riots also highlight social welfare group risks to shareholders. The Rule of Law Defense Fund is a SWG that helped organize the protest before the riots and is an arm of the Republican Attorneys General Association.[14]
•	Shareholders have no way to know if L3Harris donates to groups like the Rule of Law Defense Fund, because L3Harris fails to provide disclosure of its contributions to social welfare groups.

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12 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

13 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

14 Republican Attorneys General Dark Money Group Organized Protest Preceding Capitol Mob Attack, Documented, Jan. 7, 2021, at: https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

4.	L3Harris’s Has Its Lobbying Information and Could Easily Report It to Shareholders
•	L3Harris states that “believes that substantially all of the information requested by this proposal is available on our dedicated public webpage, and a report containing similar information would be duplicative and result in the unnecessary expenditure of additional resources.”

•	This argument is disingenuous, as L3Harris is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.
•	L3Harris discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point. L3Harris’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If L3Harris has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and L3Harris’s best interests.

The well-documented reputational risks of L3Harris’ lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that L3Harris’ current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Proposal 6, the shareholder proposal requesting an annual report on L3Harris’ lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.